INSYNQ, INC.
                    2002 DIRECTORS, OFFICERS AND CONSULTANTS
                STOCK OPTION, STOCK W ARRANT AND STOCK AWARD PLAN
                                  Amendment #2



     WHEREAS, Insynq, Inc. (the "Company") has heretofore adopted the Insynq, Inc. 2002 Directors, Officers and Consultants Stock Option, Stock Warrant and Stock Ward Plan (the "Plan"); and

     WHEREAS, the Company desires to amend the Plan in certain respects as hereinafter provided;

     NOW, THEREFORE, effective as of January 18, 2005, the Company does hereby amend the Plan as follows:

1. SECTION 3. STOCK RESERVED FOR THE PLAN. Subject to adjustment as provided in
Section 5(d)(xiii) hereof, the aggregate number of shares that may be optioned, subject to conversion or issued under the Plan is 80,000,000 shares of Common Stock, warrants, options, preferred stock or any combination thereof. The shares subject to the Plan shall consist of authorized but unissued shares of Common Stock and such number of shares shall be and is hereby reserved for sale for such purpose. Any of such shares which may remain unsold and which are not subject to issuance upon exercise of outstanding options or warrants or conversion of outstanding shares of preferred stock at the termination of the Plan shall cease to be reserved for the purpose of the Plan, but until termination of the Plan or the termination of the last of the options or warrants granted under the Plan, whichever last occurs, the Company shall at all times reserve a sufficient number of shares to meet the requirements of the Plan. Should any option or warrant expire or be cancelled prior to its exercise in full, the shares theretofore subject to such option or warrant may again be made subject to an option, warrant or shares of convertible preferred stock under the Plan.

Immediately upon the grant of any option, warrant, shares of preferred stock or award, the number of shares of Common Stock that may be issued or optioned under the Plan will be increased. The number of shares of such increase shall be an amount such that immediately after such increase the total number of shares issuable under the Plan and reserved for issuance upon exercise of outstanding options, warrants or conversion of shares of preferred stock will equal 15% of the total number of issued and outstanding shares of Common Stock of the Company. Such increase in the number of shares subject to the Plan shall occur without the necessity of any further corporate action of any kind or character.





         IN WITNESS WHEREOF, the Company has caused this AMENDMENT NO.2 INSYNQ, INC. 2002 DIRECTORS, OFFICERS AND CONSULTANTS STOCK OPTION, STOCK W ARRANT AND STOCK AWARD PLAN to be executed in its name and on its behalf this 18th day of January, 2005, effective as of January 18, 2005.


                                  INSYNQ, INC.


                                                By:
                                                     /s/ John P. Gorst
                                                  ------------------------------
                                                  Its: Chief Executive Officer